UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated March 20, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Yael Peretz
Yael Peretz
VP General Counsel

Dated: March 20, 2012

BluePhoenix Solutions Enters into Agreements to
Refinance Certain of its Debts and to
Raise $0.5 Million of New Debt Through a Bridge Loan

HERZLIYA, March 20, 2012 -- BluePhoenix Solutions (NASDAQ: BPHX), the leading provider of value-driven legacy IT modernization solutions, announced today that it has entered into agreements to refinance certain of its debts and to raise $0.5 million of new debt through a bridge loan.

On March 19, 2012, the Company entered into an assignment agreement with certain of its lenders relating to the $5.0 million loan agreement that the Company entered into in April 2011, pursuant to which such loan will be assigned from the current lenders to three of the Company’s shareholders. In connection with such assignment, the Company has agreed to pay $1.0 million, subject to certain conditions, as partial repayment of the loan, which is due in May 2012, if certain funds currently held in escrow by a third party are released to the Company.

In addition, the Company entered into an agreement with the three shareholders to amend the terms of the loan following its assignment to them. The amendment includes extending the maturity date of the loan from May 2012 to May 1, 2014, and an increase of the interest rate to 6% per annum, with escalation clauses up to 9.5% if not repaid by certain dates following the maturity date, with such interest payable quarterly. The interest will be payable in the Company’s ordinary shares if the shareholders elect to receive such shares or if the Company elects so if it does not have available funds to pay the interest in cash. The number of ordinary shares to be issued will be calculated according to the 20-day volume weighted average price per share of the Company’s ordinary shares traded on the Nasdaq stock market prior to the payment date. The shareholders may elect to convert the outstanding balance of the loan and any accrued interest to the Company’s ordinary shares at a price of $3.00 per share at any time after the assignment.  The revised loan agreement will contain restrictive covenants and provisions for acceleration of repayment or termination of the loan in certain events of default. In consideration of the amendment, the Company will issue to the three shareholders ordinary shares in an aggregate amount equal to 18.7% of the Company’s outstanding share capital as of the date of issuance.

The Company also entered into a loan agreement with the three shareholders for a $0.5 million bridge loan due in one year with an interest rate of 8% per annum. The bridge loan will be secured by a second lien on the Company’s assets. The shareholders will have the right to convert the amount of the bridge loan and accrued interest into the Company’s ordinary shares at any time, and the Company will have the right to issue ordinary shares instead of payment of the accrued interest if it does not have available funds to pay such amount in cash.  In either case, the number of ordinary shares to be issued will be calculated according to the lower of the 20-day volume weighted average price per share of the Company’s ordinary shares trading on the Nasdaq stock market prior to the respective payment date and $3.00 per share. The bridge loan contains provisions for acceleration of repayment in certain events specified in the loan agreement.

The Company entered into a registration rights agreement with the three shareholders with respect to any ordinary shares issuable under the transactions discussed above.

Consummation of the transactions discussed above is subject to certain conditions to closing as specified in the agreements, including approvals from the banks holding the first lien on the Company’s assets within the time frames specified in the agreements.

Consummation of the transactions is also subject to the approval of the Company’s shareholders (other than the three shareholders participating in the transactions and any other shareholders that have personal interest in the approval). The Bridge loan shall be extended to the Company upon obtaining the bank’s consent. If the shareholders’ approval is not obtained within certain time frames set forth in the bridge loan agreement, then the bridge loan will become due and payable in 60 days from extension of the bridge loan to the Company(or earlier in certain cases of defaults or acceleration events) and will bear only a nominal interest of 0.07% per annum.

Consummation of the transactions will result in approximately $4.7 million (as of December 31, 2011) being reclassified from short term to long term debt.

About BluePhoenix Solutions

BluePhoenix Solutions, Ltd. (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. BluePhoenix has 10 offices in the USA, UK, Italy, Romania, Russia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects”, “predicts”, “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure of the Company's shareholders to approve the transactions described above; the failure of the banks holding the first lien on the Company's assets to consent to the transactions described above; the failure to successfully defend claims brought against the Company; the failure of the Company to pursue other capital raising transactions; the failure of the company to repay its debts to lenders and banks; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Nir Peles
BluePhoenix Solutions
+972-9-9526110
NPeles@bphx.com